                    [LORAL SPACE & COMMUNICATIONS LTD. LOGO]

                   SUPPLEMENT NO. 1 DATED SEPTEMBER 25, 2002

                                       TO

                                 EXCHANGE OFFER

                                       OF

                           THE EXCHANGE CONSIDERATION

                                SET FORTH BELOW

                         FOR EACH OUTSTANDING SHARE OF

          6% SERIES C CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2006
                  CUSIP #G56462149, #543885404 AND #543885305

                       AND FOR EACH OUTSTANDING SHARE OF

          6% SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2007
                        CUSIP #543885602 AND #G56462305
--------------------------------------------------------------------------------

THE EXCHANGE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 8, 2002, UNLESS IT IS EXTENDED (SUCH TIME OR SUCH TIME AS EXTENDED, THE "EXPIRATION DATE").

     This Supplement No. 1 (this "Supplement No. 1") supplements and amends our Offer to Exchange dated August 27, 2002, and together with the accompanying Transmittal Letter (as supplemented and amended hereby, the "Offer to Exchange"), pursuant to which we have offered to exchange (the "Exchange Offer") any and all shares of our 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Series C Preferred Stock") and our 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Series D Preferred Stock" and, together with the Series C Preferred Stock, the "Preferred Stock") validly tendered and not withdrawn prior to the Expiration Date for the Exchange Consideration set forth below in this Supplement No. 1. Unless otherwise indicated, capitalized terms have the meanings ascribed to them in the Offer to Exchange.

     Except as set forth in this Supplement No. 1, the terms and conditions of the Exchange Offer remain as set forth in the Offer to Exchange.

     WE AND OUR BOARD OF DIRECTORS ARE NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT TO TENDER YOUR SHARES OF PREFERRED STOCK. YOU MUST MAKE THE DECISION WHETHER OR NOT TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     The Exchange Offer is hereby amended as follows:

INCREASE IN THE NUMBER OF SHARES OF COMMON STOCK OFFERED FOR EACH SHARE OF PREFERRED STOCK TENDERED

     The number of shares of our common stock, par value $.01 per share (the "Common Stock"), issued in exchange for each share of Preferred Stock validly tendered in the Exchange Offer, is hereby increased to 6.54 shares of Common Stock. The cash consideration offered in the Exchange Offer remains unchanged. Thus, upon the terms and subject to the conditions of the Exchange Offer, each holder of Series C Preferred Stock and each holder of Series D Preferred Stock will receive 6.54 shares of Common Stock and $1.92 in cash (such shares and cash, the "Exchange Consideration") for each share of Series C Preferred Stock or Series D Preferred Stock validly tendered and not withdrawn prior to the Expiration Date. Assuming that all 11,475,862 outstanding shares of Preferred Stock are exchanged, the aggregate amount of Exchange Consideration to be paid by Loral to the holders of Preferred Stock will be 75,052,137 shares of Common Stock and approximately $22 million of cash. As of September 24, 2002 there were 375,804,452 shares of Common Stock outstanding.

     No fractional shares of Common Stock will be issued to a holder as a result of the Exchange Offer. All fractional interests in a share of Common Stock that a holder would be entitled to receive as a result of the Exchange Offer will be aggregated and, if after such aggregation a fractional interest in a share of Common Stock would result, such holder will receive, in lieu thereof, an amount in cash determined by multiplying (i) the fractional interest in the share of Common Stock to which such holder would otherwise be entitled and (ii) the average of the closing prices for a share of Common Stock, as reported on the New York Stock Exchange, over a five trading day period ending on the trading day which is two trading days immediately preceding the Expiration Date.

     As soon as practicable after the determination of the amount of cash, if any, to be paid to a holder of Preferred Stock with respect to any fractional share interest, and promptly after the Expiration Date, the Exchange Agent shall distribute in cash the amount payable to such holder. Under no circumstances will interest be paid by us with respect to such cash payment.

     All references in the Offer to Exchange to the Exchange Consideration for the Preferred Stock are hereby amended to refer instead to the Exchange Consideration set forth in this Supplement No. 1.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The information set forth in the Offer to Exchange under the section captioned "Summary -- Unaudited Consolidated Pro Forma Financial Information" is hereby amended and restated in its entirety as follows:

     The following unaudited consolidated pro forma information presents the effects of the Exchange Offer assuming that all 11,475,862 outstanding shares of Preferred Stock are exchanged for 75,052,137 shares of Common Stock and $22 million of cash as if the exchange occurred at the beginning of the respective periods for the unaudited consolidated statement of operations data and unaudited other data and as if the exchange occurred as of June 30, 2002 for the unaudited consolidated balance sheet data. The pro forma statement of operations and other data reflects a reduction in dividends of $17.2 million and $34.4 million for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively, and an increase in the weighted average shares outstanding of 75,052,137 shares. The pro forma statement of operations and other data does not include a dividend charge that we will incur as a result of the Exchange Offer of approximately $37.3 million, which relates to the difference, at an assumed price of $0.33 per share of Common Stock, between the value of the Common Stock plus the cash exchanged in the Exchange Offer and the value of the shares that were issuable under the conversion terms of the Preferred Stock.

                                                  SIX MONTHS ENDED          YEAR ENDED
                                                    JUNE 30, 2002       DECEMBER 31, 2001
                                                 -------------------   --------------------
                                                 ACTUAL    PRO FORMA    ACTUAL    PRO FORMA
                                                 -------   ---------   --------   ---------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $ 624.5    $ 624.5    $1,069.6   $1,069.6
Operating income (loss)........................     32.4       32.4        (5.2)      (5.2)
Extraordinary gain on debt exchanges, net of
  taxes........................................       --         --        22.1       22.1
Cumulative effect of change in accounting
  principle, net of taxes......................   (876.5)    (876.5)       (1.7)      (1.7)
Net loss.......................................  $(913.0)   $(913.0)   $ (196.5)  $ (196.5)
Preferred dividends(1).........................    (58.8)     (41.6)      (80.7)     (46.3)
                                                 -------    -------    --------   --------
Net loss applicable to common
  shareholders(1)..............................  $(971.8)   $(954.6)   $ (277.2)  $ (242.8)
                                                 =======    =======    ========   ========
Basic and diluted loss per share:
  Before extraordinary gain and cumulative
     effect of change in accounting principle,
     net of taxes..............................  $ (0.27)   $ (0.19)   $  (0.93)  $  (0.66)
  Extraordinary gain on debt exchanges, net of
     taxes.....................................       --         --        0.07       0.05
  Cumulative effect of change in accounting
     principle, net of taxes...................    (2.53)     (2.07)         --         --
                                                 -------    -------    --------   --------
  Loss per share...............................  $ (2.80)   $ (2.26)   $  (0.86)  $  (0.61)
                                                 =======    =======    ========   ========
OTHER DATA:
Deficiency of earnings to cover fixed
  charges......................................  $ (69.3)   $ (52.1)   $ (264.1)  $ (229.7)

                                                   JUNE 30, 2002
                                                 ------------------
                                                 ACTUAL   PRO FORMA
                                                 ------   ---------
BALANCE SHEET DATA:
Cash...........................................  $107.7    $ 85.7
Convertible redeemable preferred stock.........   187.4        --
Shareholders' equity...........................   237.7     408.3
OTHER DATA:
Book value per common share....................  $(0.40)   $ 0.92

-------------------------
(1) The six months ended June 30, 2002 includes non-cash dividend charges of $37.9 million or $0.11 per share ($0.09 per share pro forma) and the year ended December 31, 2001 includes non-cash dividend charges of $28.5 million or $0.09 per share ($0.07 per share pro forma) that were incurred in connection with our prior exchanges of Preferred Stock for Common Stock.

ELIMINATION OF MINIMUM CONDITION

     The condition to the Exchange Offer set forth in the Offer to Exchange under the sections captioned "Summary -- Important Terms of the Exchange
Offer -- Conditions," and "The Exchange Offer -- Conditions" which requires that at least 5,737,931 shares of Preferred Stock, representing at least 50% of the outstanding shares of Preferred Stock (without regard to series), must be tendered and not withdrawn prior to the Expiration Date is hereby eliminated. As of 5:00 p.m. on Tuesday, September 24, 2002, approximately 286,440 shares of Series C Preferred Stock and 1,132,700 shares of Series D Preferred Stock had been tendered for exchange, representing 3.54% and 33.40% of the Series C Preferred Stock and Series D Preferred Stock outstanding, respectively.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The section of the Exchange Offer captioned "Incorporation of Certain Documents by Reference" is hereby amended by adding the following to the end of the first paragraph thereof:

     We are also incorporating by reference into this Exchange Offer the following additional document:

     - Current Report on Form 8-K filed September 24, 2002.

RECENT EVENTS

     Joint Ownership of APSTAR-V. On September 20, 2002, Loral Orion entered into an agreement with APT Satellite Company Limited ("APT") pursuant to which Loral Orion would participate on a 50-50 basis in the ownership of the APSTAR-V satellite.

     Loral Orion's purchase price for its 50% interest in the satellite is $115.1 million, representing 50% of the current estimated cost (the "Project Cost") of constructing, launching and insuring the APSTAR-V satellite, which purchase price would be adjusted if the actual Project Cost should be greater or lesser than $230.2 million. Pursuant to Loral Orion's agreement with APT, Loral Orion will pay prior to launch $57.55 million for 13.5 transponders on the satellite. Subject to certain acceleration rights on the part of Loral Orion, the remaining balance of $57.55 million for the remaining transponders will be paid in four annual installments as follows: on the second anniversary of the satellite's in-service date, $10.66 million for 2.5 additional transponders; on the third anniversary of the satellite's in-service date, $12.79 million for three additional transponders; and on each of the fourth and fifth anniversaries of the satellite's in-service date, $17.05 million for four additional transponders. Title to the transponders will pass to Loral Orion upon its payment therefor. In addition to the purchase price described above, Loral Orion has agreed to bear the cost of modifying the footprint of its Ku-band beam on the satellite.

     Currently under manufacture by Space Systems/Loral, APSTAR-V will operate a total of 54 transponders, comprised of 24 standard C-band transponders, 14 extended C-band transponders and 16 Ku-band transponders. Under this transaction, Loral Orion will obtain title to 12 standard C-band, 7 extended C-band and 8 Ku-band transponders on APSTAR-V, which capacity will be designated Telstar 14. Loral Orion will also have the option to enter into similar arrangements with APT on replacement satellites upon the end of life of APSTAR-V.

     To be located at 138 degrees East Longitude, APSTAR-V is currently scheduled to be launched in the third quarter of 2003 and will be capable of providing Ku-band voice, video and data services to China, India and East Asia, and broadbeam C-band services throughout the Asia-Pacific region, including Australia and Hawaii. To ensure a timely launch of APSTAR-V, Loral Orion, APT and SS/L have agreed that, if a U.S. license to launch APSTAR-V on board a Chinese Long March rocket has not been secured by September 30, 2002, a Western launch provider will be used.

     This transaction results in a proportionate amount of the APSTAR-V satellite becoming a self-constructed asset in our consolidated financial results. Accordingly, there will be a revenue and profit elimination to reflect this change in the character of the APSTAR-V program.

     Customer Receivable. As of June 30, 2002, SS/L had outstanding vendor financing receivables totaling $71 million, including accrued interest, with one customer that is currently in the process of developing and rolling out its business. In August 2002, the customer announced that it had initiated discussions with certain of its debtholders, including SS/L, regarding the possibility of exchanging a significant amount of its debt for equity and obtaining new financing from investors. SS/L's receivable is collateralized by a security interest in an essential component of the customer's operating system. SS/L expects that the value of the collateral is sufficient to cover the outstanding receivable, although there can be no assurances that it will. Moreover, SS/L has held discussions with the customer and others regarding the possibility of exchanging or liquidating some or all of this receivable. There is no assurance as to the outcome of these discussions or as to whether SS/L would enter into any such agreements with the customer or such third party, and if any such agreements were entered into, the amount of any discount that may be applied, which could be substantial. Any reduction in the amount expected to be collected from the face value of the receivable would result in a charge to Loral's statement of operations.

EXTENSION OF EXPIRATION DATE

     The Expiration Date for the Exchange Offer is hereby extended to Tuesday, October 8, 2002 at 11:59 p.m., New York City time, unless further extended.

TENDERS AND WITHDRAWALS OF PREFERRED STOCK

     All references in the Offer to Exchange to 12:00 a.m. (midnight) New York City time, on the Expiration Date with respect to tenders or withdrawal of tenders of Preferred Stock are hereby changed to 11:59 p.m., New York City time, on the Expiration Date.

     LORAL'S OBLIGATION TO ACCEPT FOR PAYMENT, AND TO PAY FOR, SHARES OF PREFERRED STOCK VALIDLY TENDERED PURSUANT TO THE TERMS OF THE EXCHANGE OFFER CONTINUES TO REMAIN CONDITIONED UPON THE SATISFACTION OR WAIVER OF THE CONDITIONS DESCRIBED IN THE OFFER TO EXCHANGE, EXCEPT AS OTHERWISE AMENDED HEREBY.

     THIS SUPPLEMENT NO. 1 SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO EXCHANGE AND RELATED LETTER OF TRANSMITTAL. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO WHETHER TO TENDER YOUR PREFERRED STOCK PURSUANT TO THE TERMS OF THE EXCHANGE OFFER.

     Facsimile copies of the Letter of Transmittal will be accepted from eligible institutions. The Letter of Transmittal and certificates for Notes and any other required documents should be sent or delivered by each holder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                 The Exchange Agent for the Exchange Offer is:

                              THE BANK OF NEW YORK

          BY MAIL:                      BY FACSIMILE:            BY HAND OR OVERNIGHT COURIER:
Tender & Exchange Department   (for eligible institutions only)  Tender and Exchange Department
         P.O. 11248                     (212) 815-6433                 101 Barclay Street
    Church Street Station                                          Receive and Deliver Window
New York, New York 10286-1248    FOR CONFIRMATION TELEPHONE:        New York, New York 10286
                                        (212) 815-6212

                The Information Agent for the Exchange Offer is:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                               New York, NY 10022

                                 Call Collect:

                                 (212) 754-8000

                       Banks and Brokers Call Toll-Free:

                                 (800) 654-2468

                                       or

                           All Others Call Toll-Free:

                                 (800) 607-0088

                The Financial Advisor for the Exchange Offer is:

                                 MORGAN STANLEY
                                 1585 Broadway
                               New York, NY 10036
                          Attention: Nathan McMurtray
                                 (212) 761-5409

     Additional copies of the Offer to Exchange, this supplement, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance or additional copies hereof or the Letter of Transmittal should be directed to the Information Agent or the Exchange Agent. Shareholders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

     Questions and requests for information regarding the terms of the Exchange Offer should be directed to the Financial Advisor.